January 17, 2014	Timothy J. Corbett

Securities and Exchange Commission	+44 (0)20 7645 2509 (t)
Division of Corporation Finance	+44 (0)20 7645 2424 (f)
Attention: Jeffrey P. Riedler	timothy.corbett@wilmerhale.com
100 F Street, N.E.
Washington, D.C. 20549

Re:                             uniQure B.V.
Registration Statement on Form F-1
Filed on January 2, 2014 (File No. 333-193158)

Ladies and Gentlemen:

On behalf of uniQure B.V. (“uniQure” or the “Company”), we are responding to the comments contained in your letter dated January 13, 2014 to Mr. Jörn Aldag, Chief Executive Officer of the Company.

We are concurrently filing Amendment Number 1 to the Company’s Registration Statement on Form F-1 (“Amendment Number 1”). Amendment Number 1 reflects responses to your comments, as indicated below, as well as revisions reflecting developments in the Company’s business since the filing made on January 2, 2014.

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in your letter.  Page numbers in the comments refer to the pages of the January 2 filing; page numbers in the responses refer to the pages of Amendment Number 1.

General

1.                                      Please refer to prior comment 4.  As a reminder, please disclose any equity issuances made up to the date of filing, such as common stock, preferred stock, options, warrants, etc.  Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any subsequent transactions.  Disclose the reasons for differences between the fair value used for these equity issuances and your anticipated IPO price.

Response:

The Company has supplemented its disclosure to include further equity grants through the date of today’s filing, including a summary of how the Company determined the fair value of its ordinary shares as of each grant date.  Please see page 91. The Company’s intended accounting for transactions subsequent to the completion of this offering will use the public, market value of its ordinary shares as an input into its option pricing model, instead of using the fair value estimates the Company used as a private company. The fair value of the options will be recognized over the vesting period.

In addition, by separate letter to the Staff dated today the Company is providing supplemental information regarding the anticipated IPO price.  Based on that estimate, the Company respectfully submits that no further disclosure is required with respect to differences between the fair value used for these equity issuances and the Company’s anticipated IPO price.

Business
Licenses, page 121

2.                                      We note your response to prior comment 23.  While you are correct that the amounts of your annual license fees are comparatively minimal, such fees are considered by us to be material provisions that should be disclosed.  Please amend your registration statement accordingly.

Response:

The Company has amended its disclosure as requested.  Please see pages 122-129.

Unaudited Condensed Consolidated Statement of Changes in Equity, page F-4

3.                                      Please explain your basis for recording the €3,005,000 impact of the embedded derivative expiration in “Other Reserves”.

Response:

As the convertible loan was not extinguished through early redemption or repurchase but through conversion at the original terms, IAS 32, paragraph AG32 is applicable, which states that “On conversion of a convertible instrument at maturity the entity derecognizes the liability component and recognizes it as equity. The original equity component remains as equity (although it may be transferred from one line item within equity to another).”

As IAS 32 does not prescribe in which line within equity amounts should be recorded upon conversion, the Company determined that the inclusion of the €3,005,000 within “Other Reserves” achieves a high level of transparency. In the current presentation, actual amounts paid upon issue of the convertible loans are booked as nominal share capital and share premium. This is in line with how this would also be treated for Dutch legal purposes. The fair value of the embedded derivative is booked in other reserve directly. This way the tabulation within Note 13 enables a user of the financial statements to reconcile the aggregate Share capital and Share premium as per the table on page F-19 directly to the original loan amount, as well as to the amount in the table on F-20 representing cash and non-cash items with respect to share issues, without any need for adjustment of the derivative impact. Finally, the Company notes that the amount and the impact of the embedded derivative are fairly and comprehensively described in Notes 13 and 15.

*****

We note that the Company currently intends to file a further amendment of its Registration Statement on or about January 23, 2014, and to price the transaction on or about February 5, 2014. The Company intends to file any remaining exhibits, including the form of underwriting agreement, by amendment as soon as possible. The Company has further authorized us to confirm to you that it will in include in the Company’s request for acceleration of effectiveness of the Registration Statement the representations noted on page 2 of your letter dated January 13, 2014.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding Amendment Number 1 or this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Bree Peterson of this firm at 011-44-20-7645-2512 or bree.peterson@wilmerhale.com.

Very truly yours,

Timothy J. Corbett

cc:           Securities and Exchange Commission:

Jeffrey P. Riedler, Assistant Director

uniQure B.V.:

Jörn Aldag, Chief Executive Officer

Piers Morgan, Chief Financial Officer

PricewaterhouseCoopers Accountants N.V.:

Arwin van der Linden, Partner